

Mail Stop 3561

October 21, 2015

Via E-mail
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
2nd Floor
90 An Ling Er Road
Xiamen City, Fujian Province 361010

> **Re: China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 1-34958**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Consolidated Financial Statements

Note 12. Inventories, page F-19

1. You disclose that you bought back certain excessive inventories from distributors during 2014 aggregating RMB 252.4 million so that the relationship with your authorized retailers and distributors could be developed in a healthy long-term manner. Please provide us the journal entries you recorded in 2014 to:
    - reverse the revenues related to the items returned and
    - record the returned inventory on your balance sheet.

    Please tell us how you computed the related amounts and how they compare to the amounts recorded in the original sales transactions. If you did not fully reverse the revenues originally recorded when the inventory was returned in these failed sales transactions, please also tell us how your accounting treatment for the sales returns complies with IAS 18. In addition, please tell us and revise your disclosures to clarify whether the RMB 252.4 million amount represents the amount of revenues originally recorded, the amount of inventory removed from your balance sheet upon the original sales transactions or something else.

2. In connection with this buyback, inventory was written down by RMB 99.6 million and you recognized a loss of RMB 38.5 million in connection with the sale of part of the buyback inventory outside of China through the Chinese local distribution channel. Subsequent to December 31, 2014, you sold all remaining buyback inventory outside of China through the Chinese local distribution channel. Please tell us whether any further losses were recognized in connection with the sale of the remaining buyback inventory outside of China subsequent to December 31, 2014. If so, please tell us the amount of the additional losses recognized on the sale of such inventory subsequent to December 31, 2014 and explain why you believe these inventories were appropriately reflected in your financial statements at December 31, 2014 at their net realizable value pursuant to the guidance in IAS 2.

3. In 2014, it appears you recorded a constructive obligation in the amount of RMB 136.2 million for estimated future sales returns subject to potential buyback arrangements pursuant to paragraph 17 of IAS 18. Please tell us the method you used to reliably estimate your obligation for future sales returns as of December 31, 2014, along with any significant assumptions used. Please explain how your sales to authorized retailers and distributors that are subject to potential buyback arrangements meet each of the criteria for revenue recognition outlined in paragraphs 14(a), (c) and (d) of IAS 18. Please also tell us your basis under IAS 18 for recording the offsetting entry to the loss on inventory buyback line item, rather than reducing the revenues line item for these estimated future sales returns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining